UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


            Information Statement Purusant to Rules 13d-1 and 13d-2
                   Under the Securities Exchange Act of 1934

                               (Amendment No.__)(1)


                                Conceptus, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, $0.003 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    206016107
--------------------------------------------------------------------------------
                                 (CUSIP Number)


-------------------
      (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP No. 206016107                 13G                     Page 2 of 5 Pages


--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Target Therapeutics, Inc.

--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [ ]
      N/A                                                            (b) [ ]

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

      The State of Delaware

--------------------------------------------------------------------------------
                5     SOLE VOTING POWER

                      1,418,856

NUMBER OF       ----------------------------------------------------------------
SHARES          6     SHARED VOTING POWER
BENEFICIALLY
OWNED BY              0
EACH
REPORTING       ----------------------------------------------------------------
PERSON          7     SOLE DISPOSITIVE POWER
WITH
                      1,418,856

                ----------------------------------------------------------------
                8     SHARED DISPOSITIVE POWER

                      0
--------------------------------------------------------------------------------
9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       1,418,856

--------------------------------------------------------------------------------
10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

       N/A

--------------------------------------------------------------------------------
11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       15.0%

--------------------------------------------------------------------------------
12     TYPE OF REPORTING PERSON*

       CO

--------------------------------------------------------------------------------


                      *SEE INSTRUCTION BEFORE FILLING OUT!


CUSIP No. 206016107                 13G                     Page 3 of 5 Pages


ITEM 1(a).   NAME OF ISSUER:
----------------------------

             Conceptus, Inc.

ITEM 1(b).   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
-------------------------------------------------------------

             1021 Howard Avenue
             San Carlos, CA  94070

ITEM 2(a).   NAME OF PERSON FILING:
-----------------------------------

             Target Therapeutics, Inc.

ITEM 2(b).   ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE
------------------------------------------------------------------------

             47201 Lakeview Blvd.
             Freemont, CA  94538

ITEM 2(c).   CITIZENSHIP:
-------------------------

             The State of Delaware

ITEM 2(d).   TITLE OF CLASS OF SECURITIES:
------------------------------------------

             Common Stock, $0.003 par value per share, (the "shares")

ITEM 2(e).   CUSIP NUMBER:
--------------------------

             206016107



CUSIP No. 206016107                 13G                     Page 4 of 5 Pages


ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:
----------------------------------------------------------------------

             Not applicable; filed pursuant to Rule 13d-1(c)

ITEM 4.      OWNERSHIP:
-----------------------

             (a)   Amount beneficially owned:  1,418,856 shares
             (b)   Percent of class:  15.0%(2)
             (c)   Number of shares as to which such person has:
                   (i)    Sole Power to vote or to direct the vote:
                          1,418,856 shares
                   (ii)   Shared power to vote or to direct the vote:
                          0 shares
                   (iii) Sole power to dispose or to direct the disposition of:
                          1,418,856 shares
                   (iv) Shared power to dispose or to direct the disposition of:
                          0 shares

ITEM 5.      OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:
----------------------------------------------------------

             Not applicable.

ITEM 6.      OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:
-----------------------------------------------------------------------------

             Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
             COMPANY:
--------------------------------------------------------------------------

             Not applicable.

ITEM 8.      IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:
-----------------------------------------------------------------------

             Not applicable.

-------------------
(2) Pursuant to Rule 13d-1(e), the Reporting Person is relying on the Form 10-Q filed by the Issuer for the quarterly period ended September 30, 1997, indicating a total of 9,476,387 shares outstanding.


CUSIP No. 206016107                 13G                     Page 5 of 5 Pages


ITEM 9.      NOTICE OF DISSOLUTION OF GROUP:
--------------------------------------------

             Not applicable.

ITEM 10.     CERTIFICATION:
---------------------------

             Not applicable.


                                  SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        February 12, 1998
                                        ------------------------------------
                                              (Date)


                                        TARGET THERAPEUTICS, INC.

                                        By:  /s/ Lawrence J. Knopf
                                             -------------------------------
                                             Name:   Lawrence J. Knopf
                                             Title:  Secretary